7628 Thorndike Road
Greensboro, NC 27409-9421

March 11, 2009

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tara L. Harkins

            Re:       RF Micro Devices, Inc.

                        Form 10-K for the Year Ended March 29, 2008

                                    Filed May 28, 2008

                        Form 10-Q for the Quarter Ended September 27, 2008

                        Form 8-K Dated December 4, 2008

                        File No. 000-22511

Ladies and Gentlemen:

            This letter is submitted in response to comments contained in the letter dated January 26, 2009 from Kevin L. Vaughn of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended March 29, 2008 (the “Form 10-K”), the Company’s Form 10-Q for the quarter ended September 27, 2008 (the “Form 10-Q”) and the Company’s Form 8-K dated December 4, 2008 (the “Form 8-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s January 26, 2009 letter.  Page numbers referred to in the responses below reference the applicable pages of the Form 10-K, Form 10-Q or Form 8-K, as appropriate.  Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K, Form 10-Q and/or Form 8-K.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 7.  Management’s Discussion and Analysis, page 26

Comment 1:  We refer to your disclosure under the caption “Revenue” on page 28.  We note minimal, if any, discussion and analysis as to how your recent acquisitions and other factors contributed to the changes in your revenues.  In your future filings, as appropriate, please include a more detailed discussion and analysis which provide your investors with more insight into, and quantification of, the factors causing your revenues to increase or decline during the periods presented.  Include, if appropriate, the amount of revenues contributed to the period from recent significant acquisitions.

Response 1:  In response to the Staff's comment, in our future filings we will include a more detailed discussion of any factors contributing to changes in our revenue.  We will quantify factors that contribute to material changes in revenue, including revenues from significant acquisitions, as appropriate.

Item 8.  Financial Statements and Supplementary Data, page 43

Note 2.  Summary of Significant Accounting Policies and Other Matters, page 50

– Intangible Assets and Goodwill, page 52

Comment 2:  We note your disclosures here and on pages 37-38 related to how you evaluate goodwill for impairment.  Please tell us and revise this note and your Critical Accounting Policies section of MD&A in future filings to disclose in more detail how you evaluate your goodwill for impairment.  In this regard, please discuss the following:

  The reporting unit level at which you test goodwill for impairment and your basis for that determination.

  Since you use both an income approach (discounted cash flow) and a market approach (allocation of market capitalization method and guideline company method) to evaluate your goodwill for impairment, please disclose how each approach differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

  Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

  To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

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Response 2:  In response to the Staff’s comments, the Company will revise its MD&A goodwill disclosure under “Critical Accounting Policies and Estimates” and its goodwill disclosure under “Note 2.  Summary of Significant Accounting Policies and Other Matters” in our next annual report on Form 10-K and future filings as appropriate, to reflect substantially the language below:

“Intangible Assets and Goodwill.  Goodwill is recorded when the purchase price paid for a business exceeds the estimated fair value of the net identified tangible and intangible assets acquired.  Intangibles are recorded when such assets are acquired by purchase or license.  The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of amortization.  Any amounts assigned to in-process research and development are expensed immediately.  The value of our intangibles, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results; (ii) a decline in the value of technology company stocks, including the value of our common stock; (iii) a prolonged or more significant slowdown in the worldwide economy or the semiconductor industry; or (iv) any failure to meet the performance projections included in our forecasts of future operating results.

We have determined that we have two reporting units as of fiscal 2009 (Cellular Products Group (“CPG”) and Multi-Markets Product Group (“MPG”)) for purposes of allocating and testing goodwill under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  In evaluating our reporting units we first consider our operating segments and related components in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  Our reporting unit determination of CPG and MPG was made because they constitute individual businesses as defined in EITF No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and our management regularly reviews the operating results of these product groups when assessing our overall business strategy.  Goodwill has been allocated to each of our two reporting units, which are expected to benefit from the synergies of the business combinations generating the underlying goodwill.

We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of SFAS 142, which requires that goodwill be tested for impairment using a two-step process.  The first step of the goodwill impairment test is to identify potential impairment by comparing the estimated fair value of each reporting unit containing our goodwill with the related carrying amount of the reporting unit.

We have historically used both the income and market approaches to estimate the fair value of our reporting units.  The income approach involves discounting future estimated cash flows.  The sum of the reporting unit cash flow projections was compared to the Company’s market capitalization in a discounted cash flow framework to calculate an overall implied internal rate of return (or discount rate) for the Company.  The Company’s market capitalization was adjusted to a control basis assuming a reasonable control premium, which resulted in an implied discount rate.  This implied discount rate serves as a baseline for estimating the specific discount rate for each reporting unit.

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The discount rate used is the value-weighted average of our estimated cost of equity and debt (“cost of capital”) derived using both known and estimated customary market metrics.  Our weighted average cost of capital is adjusted for each reporting unit to reflect a risk factor, if necessary, for each reporting unit.  We perform sensitivity tests with respect to growth rates and discount rates used in the income approach.  We believe the income approach is appropriate because it provides a fair value estimate based upon the respective reporting unit’s expected long-term operations and cash flow performance.

In applying the market approach, valuation multiples are derived from historical and projected operating data of selected guideline companies, which are evaluated and adjusted, if necessary, based on the strengths and weaknesses of the reporting unit relative to the selected guideline companies.  The valuation multiples are then applied to the appropriate historical and/or projected operating data of the reporting unit to arrive at an indication of fair value.  We believe the market approach is appropriate because it provides a fair value using multiples from companies with operations and economic characteristics similar to our reporting units.  We weighted the results of the income approach and the results of the market approach at 60% and 40%, respectively.  The income approach was given a slightly higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of companies that, although comparable, may not have the exact same mix of products and may not have the exact same systemic or non-systemic risk factors as our reporting units.  Our methodologies used for valuing goodwill during fiscal 2009 have not changed from fiscal 2008.

If the fair value of the reporting unit is determined to be less than the carrying value, we perform a step-two analysis in accordance with SFAS 142 in order to determine the implied fair value of each reporting unit’s goodwill and determine the amount of the impairment of goodwill.  Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination.  In applying both our SFAS 142 analyses we considered EITF 02-13, “Deferred Income Tax Considerations in Applying the Goodwill Impairment Test of FASB Statement No. 142” as appropriate.

We conduct our annual goodwill impairment test on the first day of the fourth quarter in each fiscal year, and did so in fiscal 2008 without a need to expand the impairment test to step-two under SFAS 142.  However, during the third quarter of fiscal 2009, indicators of potential impairment caused us to conduct an interim impairment test, which was performed as of November 22, 2008.  See Note X to the Consolidated Financial Statements for additional information regarding fiscal 2009 goodwill impairment.

Inherent in such fair value determinations of our reporting units are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans and our interpretation of current economic indicators and market valuations.  To the extent these assumptions are incorrect or there are further declines in our business outlook, additional goodwill impairment charges may be recorded in future periods.

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For fiscal 2009, the material assumptions used for the income approach were 10 years of projected net cash flows, a discount rate of 18% and a long-term growth rate of 4% (for both the CPG and MPG reporting units).  We considered historical rates and current market conditions when determining the discount and growth rates used in our analysis.  The material assumptions used for the income approach were consistent in fiscal 2008 and 2009, except the discount rate for the MPG reporting unit was increased for fiscal 2009 due to missed projections and an increased risk profile.

A one percentage point change in the discount rate would have impacted the fair value of the two impaired reporting units by approximately $xx.x million.  A one percentage point change in the long-term growth rate would have impacted the fair value by approximately $xx.x.”

Please note that in future filings, we will also include disclosure related to the finite-lived intangible assets impairment analysis that we provided in our Form 10-Q for the fiscal period ended December 27, 2008.

Note 7.  Business Combinations, page 66

Comment 3:  We note that you have allocated $127.5 million of the purchase price of the Sirenza Microdevices, Inc. (Sirenza) acquisition to developed technologies.  Please tell us and revise this note in future filings to disclose the nature of the developed technologies that you acquired and how these developed technologies meet the definition of an intangible asset outlined in paragraph 39 of SFAS 141.  Within your discussion, please explain the products that were feasible at the date of the acquisition.

Response 3:  We acknowledge the Staff’s comment requesting further information on the nature of the developed technologies acquired in connection with the Sirenza acquisition and how these meet the definition of an intangible asset, as well as the products that were feasible at the date of the Sirenza acquisition.  To address the Staff’s comment, we will expand our disclosure in future filings as appropriate to discuss how these developed technologies meet the definition of an intangible asset, and expect to include substantially the following language in our next annual report on Form 10-K:

“The Company acquired $127.5 million of product technology in connection with the acquisition of Sirenza. The acquired developed technology rights from the Sirenza acquisition were established as an identifiable intangible asset pursuant to SFAS 141 as the underlying technology rights are both transferable and separable from the acquired entity.  This proprietary technology that was technologically feasible as of the valuation date included both patented and unpatented technology utilized in the operations of Sirenza’s business.”

We are providing the Staff with the following supplemental information, but we do not intend to disclose this information in future filings because due to the highly technical nature of this discussion, we do not believe its disclosure would offer additional meaningful information to investors:

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The products feasible at the date of acquisition of Sirenza included aerospace and defense products that applied trade secrets and know-how to the design and manufacture of a wide range of radio frequency (RF) components, including voltage controlled oscillators, amplifiers, and other RF components.  Within the cable television (CATV) sector, Sirenza designed and produced a leading portfolio of hybrid amplifiers for CATV infrastructure.  The CATV hybrid amplifiers utilized unique manufacturing processes developed specifically for these products.  Sirenza’s line of general purpose gain blocks represented a leading position within the industry, based upon the product line’s superior breadth and depth.  These general purpose amplifiers utilized a range of technologies, patented and unpatented.  In addition, from special circuit techniques, Sirenza’s amplifier integrated circuits for WiFi and WiMax applications offered industry leading linearity and efficiency performance, especially for infrastructure applications.  Finally, Sirenza also employed a range of trade secrets and know-how with respect to the following additional products: RF transceivers for wireless consumer applications; RF integrated circuits for broadband communications (CATV and set top boxes); circulators; isolators; RF transformers; RF power splitters; directional couplers; modulators; demodulators; and frequency mixers.

Comment 4:  We note that you have allocated $13.9 million of the purchase price for Sirenza to in-process research and development expense (IPR&D).  Please revise this note and MD&A in future filings to provide the following disclosures related to each IPR&D charge:

  Describe each significant IPR&D project acquired;

  Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

  For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Response 4:  To address the Staff’s comment, we expect to include substantially the following disclosure in our next annual report on Form 10-K, and other future filings as appropriate:

“The in-process research and development relates to projects that we acquired from Sirenza which were at various stages and had no alternative future use at the time of the acquisition.  These projects were determined to have a value of $13.9 million which was charged to “other operating expense” at the acquisition date in accordance with SFAS 141, “Business Combinations.”  The value of the acquired in-process research and development was determined by discounting forecasted cash flow directly related to the products expecting to result from the subject research and development, net of returns on contributory assets.”

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We acknowledge the Staff’s comment about including the disclosures related to our IPR&D projects, to the extent material in accordance with AICPA Practice Aid: Assets Acquired in a Business Combination to be Used in Research and Development Activities: A focus on Software, Electronic Devices, and Pharmaceutical Industries, Chapter 4.2.05.  The IPR&D relates to 24 projects that had not yet reached technological feasibility (ranging from 70% to 91% complete) and had no alternative future use at the date of the acquisition.  The valuation method used to assess the fair value of the projects was a discounted forecasted cash flow method directly related to the products expecting to result from the subject research and development, net of returns on contributory assets.  The projects were aggregated into Sirenza’s major business areas and the IPR&D portfolios across business areas had fair values ranging from a fair value of less than $0.1 million to $3.6 million.  The estimated cost to complete these projects was $1.5 million at the date of acquisition.  The majority of these projects have been completed or canceled in lieu of other product releases and therefore, we do not believe that there are any specific risks to our business associated with the timely completion of these projects.  IPR&D expense related to the Sirenza acquisition totaled less than 2% of the total purchase price.  Given the immaterial nature of this charge in relation to the total acquisition, we believe the description of each project, fair value assigned to each project and MD&A disclosure is unnecessary.  We will address the above items with respect to any IPR&D charges incurred in connection with future acquisitions if such charges are material.  In addition, we will also consider the new accounting requirements under SFAS 141 (revised 2007), “Business Combinations” for IPR&D.

Comment 5:  We note that the excess of the purchase price over the net assets acquired within the Sirenza acquisition resulted in preliminary goodwill of approximately $591.6 million.  Please tell us and revise this note in future filings to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response 5:  We acknowledge the Staff’s comment requesting further discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill.  To address the Staff’s comment, we will expand our disclosure to discuss the below factors that contributed to the purchase price of approximately $591.6 million in our next annual report on Form 10-K and other future filings as appropriate:

We established the valuation of Sirenza with the assistance of a reputable financial advisor that included a fairness opinion addressing the Sirenza purchase price, as described in our combined proxy statement/prospectus on Form S-4 filed with the Commission on September 13, 2007.  The critical factors contributing to the determination of the purchase price paid for Sirenza included the expectation to diversify our revenue and improve our margins by significantly increasing our addressable market and increasing the dollar content penetration of existing markets.  We also expected to realize significant value from the development of new product technologies, the acquisition of an experienced assembled workforce, and the expected synergies from combining the acquiring and acquired entities’ net assets and businesses.  In addition, financial forecasts, earnings and cash flows of Sirenza as well as the potential pro forma impact of the acquisition were also considered in the determination of the purchase price.  We paid a premium of approximately 17% over the trading price of Sirenza on the date of announcement of the transaction.  The purchase price was comparable with valuation multiples of certain publicly traded companies that were deemed to be relevant.

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The $591.6 million allocated to goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the goodwill is not being amortized and is evaluated for impairment on an annual basis.

Note 9.  Long-Term Debt, page 70

Comment 6:  Please explain to us how you are accounting for the $200 million and $175 million convertible subordinated notes issued fiscal year 2007 and how you have applied the guidance in EITF 00-19 in evaluating whether the various features of these notes, including for example, the conversion feature, a put option subject to a fundamental change, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133.  Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

Response 6:  We acknowledge the Staff’s comment requesting further explanation regarding our accounting treatment for the $200 million aggregate principal amount of 0.75% Convertible Subordinated Notes due 2012 and $175 million aggregate principal amount of 1.00% Convertible Subordinated Notes due 2014 (together, the “Convertible Notes”), as well as clarification of the application of the guidance of EITF 00-19 on various features of the Convertible Notes.  Our analysis and rationale for our accounting treatment is set forth below under the subheadings “Accounting Treatment Discussion,” “Conversion Right Discussion,” “Purchase at Holder’s Option Upon Fundamental Change Discussion,” “Make Whole Premium Upon Fundamental Change,” “Over-allotment Option to Purchase Additional Aggregate Principal Amounts,” “Special Interest Feature,” and “Beneficial Conversion Feature.”

Accounting Treatment Discussion:

The “Convertible Notes” were evaluated under SFAS 133, EITF 90-19, EITF 00-19 and EITF 01-6 to determine whether the conversion and other embedded features should be bifurcated and accounted for separately, or whether the Convertible Notes and features should be accounted for as a combined instrument in accordance with APB 14.  Based on this evaluation, we determined our Convertible Notes most closely resemble an instrument type C within EITF 90-19 because upon conversion, the Company is required to satisfy the par amount in cash and the remaining conversion value, if any, in cash or shares of our common stock at the Company’s election.  We evaluated the various embedded conversion features of the Convertible Notes under EITF 00-19 and EITF 01-6 and determined that these features would be classified as equity and meet the scope exception under paragraph 11(a) of SFAS 133 for non bifurcation, which is discussed in further detail below.  Therefore, the Convertible Notes were recorded as one combined instrument at the inception pursuant to APB 14, which states that all of the proceeds received from the issuance of convertible debt generally should be recorded as a liability on the balance sheet. That is, no portion of the proceeds from the issuance of the convertible debt instruments generally should be attributed to the conversion feature unless a beneficial conversion feature exists.  The most important reason given for accounting for convertible debt solely as debt is the inseparability of the debt and the conversion option.  A convertible debt security is a complex hybrid instrument bearing an option, the alternative choices of which cannot exist independently of one another.  The holder ordinarily does not sell one right and retain the other.

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Conversion Right Discussion:

The Convertible Notes are convertible at the option of the holder prior to the close of business on the business day before the final maturity date based on the applicable conversion rate only under the following circumstances:

1.   Satisfaction of a Market Price Condition:  If during any calendar quarter beginning after June 30, 2007 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the applicable conversion price per share, which is $1,000 divided by the then-applicable conversion rate, the Convertible Notes are convertible at the option of the holder.

2.   Satisfaction of a Trading Price Condition (parity provision): During the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the Convertible Notes, as determined following a request by a holder of Convertible Notes in accordance with specified procedures, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the applicable conversion rate, the Convertible Notes are convertible at the option of the holder.

3.   Upon Specified Corporate Transactions: Holders may convert within specified time periods if we:

•    distribute to all holders of our common stock certain rights (including rights under a stockholder rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the then-current market price of our common stock, or

•     distribute to all holders of our common stock cash, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the closing price of our common stock on the trading day preceding the declaration date for such distribution subject to terms as described in the Form S-3 filed with the Commission on July 3, 2007.

4.   Conversion Upon Fundamental Change: We will notify the holders of Convertible Notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change that we know or reasonably should know will occur.  If we do not know, and should not reasonably know, that a fundamental change will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change, we will notify the holders and the trustee promptly after we have knowledge of such fundamental change.  Holders may surrender Convertible Notes for conversion at any time beginning 10 trading days before the anticipated effective date of a fundamental change and until the last business day prior to the fundamental change repurchase date.

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5.   Conversion at Maturity: Holders may surrender Convertible Notes for conversion at any time during the period beginning 30 trading days before the maturity date and until the close of business on the business day immediately preceding the stated maturity date.

We have evaluated the above conversion rights as a potential embedded derivative on a stand-alone basis.

Convertible debt is a hybrid instrument comprised of two components: (i) a bond or debt instrument; and (ii) a conversion feature (i.e., a written call option).  In accordance with the guidance established in paragraph 12 of SFAS 133, it may be necessary to remove the conversion option from the debt host and account for it separately as a derivative if the conversion option meets certain criteria.  We believe the conversion option does not meet all three criteria of paragraph 12: (1) the conversion feature is not clearly and closely related to the debt host component; (2) the convertible debt instrument is not accounted for at fair value; and (3) the embedded conversion option meets the definition of a derivative in paragraphs 6 through 11 of FAS 133.  Therefore, we believe the conversion feature should not be bifurcated.  Our analysis supporting this conclusion is set forth below:

 (1) The conversion feature is not clearly and closely related to the debt host component.

The conversion feature is not clearly and closely related to the debt host component as, per SFAS 133, Appendix A, paragraph 61(k), the debt security is convertible into cash or stock of the debtor based on the value of the debtor’s stock which is a typical characteristic of an equity contract.

(2) The convertible debt instrument is not accounted for at fair value.

The debt that embodies both the embedded derivative instrument and the host contract would not be re-measured at fair value under otherwise applicable U.S. generally accepted accounting principles with changes in fair value reported in earnings as they occur.

(3) The embedded conversion option meets the definition of a derivative in paragraphs 6 through 11 of SFAS 133.

The criteria (a) through (c) of paragraph 6 are met because the conversion option has one or more underlyings, requires an initial net investment that is smaller than would be required for exposure to the same notional number of shares, and it requires or permits net settlement or provides for a delivery of an asset that puts the holder in a position not substantially different from net settlement as our stock is publicly traded.

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As the conversion feature meets the definition of a derivative pursuant to paragraph 6, in accordance with paragraph 12(c), it must be further considered under paragraph 11(a) of SFAS 133, which specifies that if the embedded conversion option is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, the conversion option would be excluded from the scope of SFAS 133 and thus, need not be separated from the debt host and accounted for separately.

To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-6, and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

To assess whether the conversion option would be classified as stockholders’ equity if it were freestanding, we considered the guidance of EITF 00-19.  In assessing whether the conversion option would be classified as equity or a liability if it were freestanding, we evaluated whether the convertible debt is considered “conventional.”  EITF 00-19 (as supplemented by EITF 05-2) defines conventional convertible debt as debt for which the holder will, at the issuer’s option, receive a fixed amount of shares or the equivalent amount of cash as proceeds when the conversion option is exercised.  If the convertible debt were considered “conventional,” the issuer would need to consider only the settlement alternatives (i.e., who controls the settlement and whether the settlement will be in shares or cash) to determine whether the embedded conversion option should be classified as equity.  If the convertible debt is not “conventional,” the issuer must consider all aspects of EITF 00-19 (i.e., paragraphs 12-32) to determine the appropriate classification - debt or equity- for the conversion option.  We determined the convertible debt is not conventional and analyzed the conversion option under EITF 00-19.  Because any contract provision that would require cash to be paid to compensate a holder for a loss precludes accounting for the contract as equity, all of the following conditions must be met for a contract to be classified as equity:

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EITF 01-6 and 00-19 PROVISIONS	Convertible Notes
1. The conversion right is considered indexed to a company’s own stock under EITF 01-6.

Conversion Rights:

1.     If the closing sale of our common stock exceeds 120% of the conversion price for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter.

Evaluation: This provision is based on the trading price of our common stock and once the event has occurred, the conversion’s settlement is based solely on our common stock.

2.     If the average trading price per $1,000 principal amount of the Convertible Notes is less than or equal to 98% of the average conversion value of the Convertible Notes during any five business day period after any five consecutive trading day period.

Evaluation: This provision is based on the trading price of our common stock and the trading price of the Convertible Notes, and once the event has occurred, the conversion settlement is based solely on our stock.[1]

3.     If specified distributions to holders of our common stock occur.

Evaluation: This provision is based solely on the action (i.e., not an observable index) that is within the Company’s control and once the event has occurred, the conversion settlement is based solely on our stock.

4.      If a fundamental change occurs.

Evaluation: This provision is based solely on the action (i.e., not an observable index) that is within the Company’s control and once the event has occurred, the conversion settlement is based solely on our stock.

5.     During any time during the period beginning on March 15, 2012 for the Convertible Notes due in 2012 and beginning on March 15, 2014 for the Convertible Notes due in 2014, in each case ending at the close of business on the business day immediately preceding the applicable maturity date.

Evaluation: This provision is solely based on the passage of time (i.e., not an observable index) and once the event has occurred, the conversion settlement is based solely on our stock.

Criteria Met.

1. Contract cannot require net cash settlement, except in those circumstances in which holders of the underlying shares also would receive cash (EITF 00-19, Paras. 12 and 13).	For all of the settlement scenarios noted above, the Company has the sole discretion to pay in cash or shares. Criteria Met.
2. The contract must permit the Company to settle in unregistered shares (EITF 00-19, Paras. 14 - 18).	The Company can settle in unregistered shares. Criteria Met.

3. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding (EITF 00-19, Para. 19).

We currently have 500 million shares authorized.  We calculated the maximum issuable shares pursuant to the Convertible Notes, the preferred stock conversion, a previous convertible debt deal and our stock incentive plans and added them to our outstanding shares.  The proposed offering also has conversion rate adjustments upon the occurrence of certain events, all of which are within our control.  The maximum number of shares is determinable and calculated at approximately 38.6 million.  The total that would be outstanding is approximately 310 million based upon these conversion events, leaving approximately 190 million still available.  Criteria Met.

4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement (EITF 00-19, Paras. 20 - 24).

In no event will the aggregate number of remaining shares of common stock to be issued upon conversion of any note exceed the aggregate share cap of 96.5 shares per $1000 principal amount of the Convertible Notes. Criteria Met.

5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission (EITF 00-19, Para. 25).

There is a provision that we will pay special interest on the Convertible Notes of 25% in the event of default on the Commission filing.  However, the Company is not required to net-cash settle for failure to make timely filings with the Commission.  Criteria Met.

6. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions) (EITF 00-19, Para. 26).

There are no supplemental cash payments required to compensate a holder for loss in liquidating its shares. Criteria Met.
7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (EITF 00-19, Paras. 27-31).

Based upon a review of the Convertible Notes, there is no provision that indicates that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Criteria Met.

8. There is no requirement in the contract to post collateral at any point or for any reason (EITF 00-19, Para. 32).	Based upon a review of the Convertible Notes, there is no requirement in the contract to post collateral at any point or for any reason. Criteria Met.

1 Our view considers interest as an acceptable input in determining whether a feature is solely indexed to a company’s equity under EITF 01-6.  The EITF clarified this view in EITF 07-5.

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Based on the analysis in the table above, the attributes of the conversion feature when applied to a freestanding derivative would cause the freestanding derivative to be classified as equity in accordance with EITF 00-19.  In addition, we concluded that the conversion feature is indexed to the Company’s stock under EITF 01-6 because the contingency provisions and settlement value are indexed to the Company’s stock.  Therefore, since the attributes of all of the conversion features when applied to a freestanding derivative indicate an instrument that is both (1) indexed to its own stock because it meets the provisions of EITF 01-6, and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions in EITF 00-19, the conversion feature qualifies for the paragraph 11(a) scope exception of SFAS 133 and thus the Convertible Notes would not be considered a freestanding derivative.

Purchase at Holder’s Option Upon Fundamental Change Discussion:

SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately as per paragraph 12(a) of SFAS No. 133; however, paragraph 12(a) also specifies consideration of Appendix A.  Paragraph 61(d) of SFAS No. 133 (Appendix A) indicates that put and call options in debt that require prepayment of principal are clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount, and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS No. 133.  The put option does not involve a substantial premium or discount.  In addition, neither of the conditions under paragraphs 13(a) and 13(b) exists (in other words, the investors would always recover substantially all of their initial investment and the investors initial rate of return could not be doubled).  Therefore, the put feature fails to satisfy the criteria set forth in paragraph 12(a) as the put option is clearly and closely related to the debt host and does not need to be bifurcated from the debt host and separately valued.

The Convertible Notes provide for cash settlement equal to the lesser of par value or the conversion value (based on price of our common stock) and cash or shares equal to the excess of the conversion value over par value (conversion premium).  We have considered whether these terms (which permit, but do not require, the investor to settle the hybrid instrument in a manner that causes it not to recover substantially all of its initial recorded investment), satisfy the condition in paragraph 13(a), thereby causing the embedded derivative to be considered not clearly and closely related to the host contract.  Derivatives Implementation Group’s Issue No. B5 notes that "the footnote to paragraph 13(a) added by FASB Statement Number 149 clarifies that the condition in paragraph 13(a) does not apply to a situation in which the terms of a hybrid instrument permit, but do not require, the investor to settle the hybrid instrument in a manner that causes it not to recover substantially all of its initial recorded investment, provided that the issuer does not have the contractual right to demand a settlement that causes the investor not to recover substantially all of its initial recorded investment." As the Convertible Notes are convertible at the option of the holder and the holder is not forced by the terms of the agreement to accept settlement at an amount that causes the holder not to recover substantially all of its initial recorded investment (and the holder could wait until redemption to receive 100% of the aggregate principal amount of the Convertible Notes should the share price deteriorate and make the conversion option uneconomical), the conditions in paragraph 13(a) are not met to cause the embedded derivative to be considered not clearly and closely related to the host contract.  In addition, the Convertible Notes do not have a put feature that would result in an interest rate scenario under which an embedded derivative would at least double the investor’s initial rate of return on the host contract (paragraph 13(b)).

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As a result of the above analysis, the Company determined that the put feature was clearly and closely related to the host and was therefore not bifurcated in accordance with SFAS No. 133.

Make Whole Premium Upon Fundamental Change:

The make whole provision provides the option to the holder upon a fundamental change a make whole premium if the Convertible Notes convert in connection with any such transaction.  On or prior to the call date, upon the occurrence of a fundamental change, under certain circumstances, we will provide for a make whole amount by increasing, for the time period described, the conversion rate by a number of additional shares as detailed in a Form S-3 filed with the Commission on July 3, 2007.  In no event will the conversion rate exceed 158.4785 shares of our common stock per $1,000 principal amount of the Convertible Notes.  As this option is indexed to our common stock (as detailed in EITF No. 01-6), it qualifies for the scope exemption under paragraph 11(a) of SFAS 133 and is not an embedded derivative requiring bifurcation and separate accounting treatment.

Over-allotment Option to Purchase Additional Aggregate Principal Amounts:

We granted the initial purchaser an over-allotment option, exercisable for up to 30 days after the date of the purchase agreement, to purchase up to an additional $50 million in principal amount of the Convertible Notes solely to cover over-allotments.  This feature was analyzed to determine if it was a derivative.  In order to be considered a derivative under SFAS 133, the instrument must include an underlying and notional amount.  Paragraph 6 of SFAS 133 defines a derivative instrument as a contract that (among other requirements) requires a notional and underlying amount, permits net settlement, which can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.  Derivatives Implementation Group’s Issue No. A6 states in response that “the conclusion that a contract has a notional amount as defined in SFAS 133 can be reached only if a reliable means to determine such quantity exists.”  The amounts of the Convertible Notes that may be delivered could not be reliably determined until the expiration of the over-allotment option (30 days).  The maximum amount was known at the time of the grant of the over-allotment option to be $50 million; although the option was ultimately exercised for $25 million, the actual amount could also have been zero.  Without knowledge of the price and how (or whether) the initial purchaser would cover the over-allotment, a reliable notional amount could not be determined at the inception of the contract.

Since we do not believe the over-allotment option could be settled outside the contract and no reliable notional amount could be determined at the inception date, we concluded that the over-allotment was not a derivative and does not have to be bifurcated from the Convertible Notes.

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Special Interest Feature:

As noted above, the Convertible Notes contain a special interest provision which states that in the event the Company fails to make timely filings with the Commission, the Company will, for the first 120 days after the occurrence elect to pay special interest on the Convertible Notes at a rate equal to 0.25% of the principal amount, or accelerate the maturity of the Convertible Notes.  Although this provision meets the criteria for bifurcation under SFAS No. 133, the fair value was determined to be de minimus (at inception and at subsequent periods) as the probability that the Company will fail to timely file is low and is within the control of the Company.  Thus, no value has been recorded for this feature.

Beneficial Conversion Feature:

The Company considered the existence of a beneficial conversion feature associated with the Convertible Notes.  As the conversion price of $8.05 is greater than the closing price on the commitment date of $6.31, the Convertible Notes are not considered to have a beneficial conversion feature as discussed in EITF 98-5 and EITF 00-27 as of the date of the offering.  We noted no other terms that would suggest a beneficial conversion feature.

Note 12.  Income Taxes, page 73

Comment 7:  We note that during the first quarter of fiscal 2008, you reversed $31.6 million of the valuation allowance on your domestic federal and state deferred tax assets.  Please tell us and revise your disclosure here and in MD&A in future filings to discuss uncertainties surrounding the realization of the deferred tax asset and the material assumptions underlying your determination that the valuation allowance was required as of March 31, 2007 but was no longer required as of June 30, 2008 and March 29, 2008.  If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A.  Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

Response 7:  FAS 109, paragraph 17(e) provides that a deferred tax asset valuation allowance should be provided if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

In evaluating as of March 31, 2007, the amount of domestic federal and state deferred tax assets for which it was more likely than not that they could be realized, in accordance with FAS 109, paragraph 21 we considered the following four possible sources of taxable income:

a.      Future reversal of existing taxable temporary differences;

b.      Future taxable income exclusive of reversing temporary differences and carry forwards;

c.      Taxable income in prior carry back years, if carry back is permitted under the tax law; and

d.      Tax planning strategies.

Under FAS 109, paragraph 23, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  Including the domestic pre-tax income of fiscal 2007, we no longer had a domestic cumulative pre-tax loss for the three most recent years.

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However, FAS 109, paragraph 23(c) provides that another example of negative evidence is unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.  As of the end of fiscal 2007, an anticipated slowdown in demand from a major customer of high per-unit dollar products was expected to have significant impact on our financial results until those sales and profits could be replaced through increases in volume and dollar content of sales to other customers.  Management determined that until we were able to better assess the actual impact of that decrease in sales to the major customer and the ability to replace those sales and profits through other customers, this negative evidence required a continuation of the valuation allowance to the extent that the realization of deferred tax assets could not be supported by future reversals of existing taxable temporary differences or taxable income in prior carry back years.

By the end of the first quarter of fiscal 2008 ended June 30, 2007, the future impact of the decrease in sales to the major customer was able to be better determined based on the actual results of the quarter.  In addition, during the first quarter of fiscal 2008, we commenced volume production of our POLARISTM 3 RF solution, signed a strategic supply agreement with a top five handset manufacturer, and continued strong sequential growth in WCDMA, EDGE and WLAN front ends, which provided positive evidence of the ability to replace the decrease in sales and profits from the major customer.  As of the end of the first quarter of fiscal 2008, our management determined that the unsettled circumstances that existed as of the end of fiscal 2007 had been resolved and no longer constituted negative evidence under FAS 109, paragraph 23(c).  Accordingly, management took into consideration future taxable income exclusive of reversing temporary differences and carry forwards, as well as reversing existing taxable temporary differences and taxable income in prior carry back years, in determining the amount of domestic deferred tax assets that were more likely than not to be realized.

We acknowledge the Staff’s comment and in the tax footnote and MD&A of our next annual report on Form 10-K and other future filings as appropriate, we will provide disclosure substantially as follows:

•     At March, 31, 2007, the Company had recorded a $51.4 million valuation allowance with respect to the domestic deferred tax asset to the extent that realization of domestic federal and state deferred tax assets was not supported by reversals of existing taxable temporary differences or taxable income in prior carry back years to the extent allowed by the applicable taxing jurisdictions.  As of the end of fiscal 2007, the Company was no longer in a cumulative domestic pre-tax loss for the most recent three-year period.  The valuation allowance was based on a determination by the Company’s management that unsettled circumstances existed with respect to a slowdown in demand from a high per-unit dollar content major customer and the significant impact that was expected to have on near-term financial results.  These unsettled circumstances represented negative evidence that required a continuation of the domestic deferred tax asset valuation allowance.

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•     During the first quarter of fiscal 2008, the $51.4 million valuation allowance against the domestic federal and state deferred tax assets that existed as of the end of fiscal 2007 was reduced by $43.6 million.  Management determined that as of the end of the first quarter of fiscal 2008, the negative evidence that existed as of the end of fiscal 2007 no longer existed.  By the end of the first quarter, the Company was able to better determine the impact that the slow-down in customer demand from the high per-unit dollar content major customer would have based on actual activity during the period, and positive evidence arose of actual increases in sales to other customers and the commencement of volume production of the POLARISTM 3 RF solution.  Based on the foregoing evaluation by our management of the ability in future years to realize domestic deferred tax assets, $31.6 million of the valuation allowance was reversed.  The amount reversed consisted of $20.7 million recognized as an income tax benefit, $4.8 million reversed against equity related to the tax benefit of employee stock options, and $6.1 million reversed against goodwill related to the tax benefit of net operating losses, credits and deductions acquired from other companies.  In addition, $0.9 million was recorded in connection with state credit deferred tax assets recognized in connection with a prior acquisition and $12.9 million was reversed in connection with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB statement No. 109.”  The majority of the subsequent increase in the valuation allowance consisted of the $27.0 million amount recorded in connection with the Filtronic acquisition during the fourth quarter of fiscal 2008.

Comment 8:  Further to the above, we note from page 5 of your September 27, 2008 Form 10-Q that you recognized a pre-tax loss of $59.1 million for the six months ended September 27, 2008.  We further note from your Item 2.06 Form 8-K dated January 19, 2009 that you expected to record a non-cash charge of up to $700 million to reflect an impairment of your goodwill and intangible assets and a non-cash charge of approximately $40 - $50 million to reflect an impairment of your property and equipment in your third quarter ended December 27, 2008 as a result of “the adverse impact on the current macroeconomic business environment on RFMD’s financial outlook.”  Please tell us and revise your MD&A in future filings to disclose how these current period losses and your expectation to record significant impairment charges have impacted your conclusion that it is more likely than not that your deferred tax assets will be realized as of September 27, 2008.  As appropriate, discuss how your actual results from June 30, 2007 through September 27, 2008 have compared to the projections you used as part of your June 30, 2007 determination that it was more likely than not that the deferred tax assets would be realized.

Response 8:  As of the end of the second quarter of fiscal 2009, although the Company recognized a pre-tax loss of $59.1 million for the six months ended September 27, 2008, we projected pre-tax income for the third and fourth quarters of fiscal 2009 and, accordingly, computed our provision for income taxes for the six-month period ended September 27, 2008 in accordance with paragraph 13 of FIN 18, “Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28.”  This is specifically noted in both Footnote 6, “Income Taxes” and in the MD&A section of our Form 10-Q for the period ended June 28, 2008.  As of September 27, 2008, the Company was not and did not expect as of the end of fiscal 2009 to be in a cumulative three- year pre-tax loss.  Therefore, as of September 27, 2008, negative evidence did not exist under the cumulative pre-tax loss provision of FAS 109, paragraph 23.  The goodwill, intangible asset, and property and equipment impairments as of November 22, 2008 resulted in the Company moving into a cumulative three-year pre-tax loss position during the third quarter of fiscal 2009.  This caused negative evidence to arise as a result of those impairments which was considered in assessing the Company’s ability to realize its deferred tax assets as of the end of the third quarter of fiscal 2009.

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The impairment losses for goodwill, intangible assets and property and equipment were incurred in the third quarter ended December 27, 2008, and resulted in the Company determining that as of the end of such period it was no longer more likely than not that all of the deferred tax assets for which a valuation allowance had not been previously provided would thereafter be realized.  Accordingly, the $37.0 million valuation allowance for deferred tax assets recorded as of the end of the second quarter of fiscal 2009 was increased to $155.3 million as of the end of our fiscal 2009 third quarter ended December 27, 2008.

FAS 109, paragraph 23 provides that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  Moreover, FAS 109, paragraph 103 indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.  The impairments, exclusive of goodwill impairments, recorded during the third quarter of fiscal 2009 resulted in a significant cumulative pre-tax loss for the most recent three-year period including the period ended December 27, 2008.  Management considered the four possible sources of taxable income provided for in FAS 109, paragraph 21 and concluded that to the extent that the realization of deferred tax assets could not be supported by future reversals of existing taxable temporary differences or carry back of losses as of December 27, 2008, a valuation allowance should be provided for the remaining deferred tax assets.  As indicated above, such an increase in the valuation allowance was recorded during the third quarter of fiscal 2009.

The projections used as part of the determination that it was more likely than not that as of June 30, 2007 deferred tax assets would be realized were no longer reflective of the operations or financial results of the Company after closing on the acquisition of Sirenza Microdevices, Inc. on November 13, 2007.  For the one intervening quarter of fiscal 2008 ended September 29, 2007 the actual sales and pre-tax income exceeded the prior projections for that quarter.  Because the June 30, 2007 projections have limited applicability to subsequent periods due to this change in circumstances, we do not believe it would be appropriate to include such a discussion in our MD&A in our future filings.

We acknowledge the Staff’s comment with respect to the third quarter fiscal 2009 impairment charges having an impact on the ability of the Company to realize its deferred tax assets, and in our next annual report on Form 10-K and other future filings as appropriate we will provide substantially the following disclosure in our MD&A:

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•     In accordance with FASB Statement 109 “Accounting for Income Taxes” (“FAS 109”), as of the end of the reporting period ended December 27, 2008 the Company evaluated the ability to realize its deferred tax assets in future periods and increased the valuation allowance for the deferred tax assets in the United Kingdom, China, and the United States from $37.0 million as of the end of the prior quarter ended September 27, 2008 to $155.3 million.  This increase in the valuation reserve during the third quarter of fiscal 2009 was due to impairment charges incurred during the third quarter of fiscal 2009 that resulted in the Company moving into a cumulative pre-tax loss for the most recent three-year period, inclusive of the loss for the period ended December 27, 2008.  Management determined that the negative evidence represented by the cumulative pre-tax loss that arose during the third quarter of fiscal 2009 required an increase in the valuation allowance under FAS 109 to the extent that realization of these deferred tax assets was not supported by reversals of existing taxable temporary differences or taxable income in prior carry back years to the extent allowed by the applicable taxing jurisdictions. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its full or partial reversal.  The amount of the deferred tax assets actually realized could vary depending upon the amount of taxable income the Company is able to generate in the various taxing jurisdictions in which the Company has operations.  This increase in the valuation allowance resulted in a non-cash, discrete period expense for the periods ended December 27, 2008 from reserving the deferred tax asset balances as of the beginning of the current fiscal year.

Item 11.  Executive Compensation, page 86

            Comment 9:    We refer to your disclosure under the caption “Retention and Incentive Equity Awards” on page 18 of the proxy statement, that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the annual stock option grants and stock awards were determined.  In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant and stock award determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options and stock awards that were granted to your named executive officers and how and why those awards varied among the named executive officers.

            Response 9:  We acknowledge the Staff’s comment and in future filings, as applicable, we will include substantive analysis and insight into how the compensation committee made its stock option grant and stock award determination with respect to each named executive officer and will include, if applicable, how the actual number of shares underlying the stock options and stock awards were determined and how they vary.

Forms 10-Q for Quarter Ended June 28, 2008 and September 27, 2008

Item 4.  Controls and Procedures

            Comment 10:  We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to enable the Company to record, process, summarize and report in a timely manner the information that the Company is required to disclose in its Exchange Act reports.”  Please revise your future filings on Form 10-Q to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  We note in this regard, that your disclosure regarding your disclosure controls and procedures in your annual report on Form 10-K appears to be in the proper form.

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Response 10:  We acknowledge the Staff’s comment and will disclose in future filings on Form 10-Q that our Chief Executive Officer and Chief Financial Officer, if true, have also concluded that our disclosure controls and procedures were effective for the covered period to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 8-K Dated December 4, 2008

            Comment 11:  We note that you provide a forecast of your non-GAAP diluted earnings per share for the December 2008 quarter.  Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure.  Refer to the guidance in Item 100(a)(2) of Regulation G.

Response 11:  We acknowledge the Staff’s comment, but note that Item 100(a)(2) of Regulation G only requires a quantitative reconciliation of a forward-looking non-GAAP financial measure, such as our forecast of non-GAAP diluted earnings per share for the December 2008 quarter, “to the extent available without unreasonable efforts . . . .”  With respect to the disclosure provided with our Form 8-K, we were unable to provide a quantitative reconciliation of our diluted earnings per share forecast without “unreasonable efforts.”  We undertake to provide such a quantitative reconciliation with respect to diluted earnings per share forecasts in future filings in the event that we are able to do so without unreasonable efforts.

Closing

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

Sincerely,

                                                                        /s/William A. Priddy, Jr.
                                                                            William A. Priddy, Jr.

                                                                            Chief Financial Officer and Vice President,
                                                                            Finance and Administration

cc:        Barry Church

            Gina Harrison
            Laura Miller

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